EXHIBIT 99.1

Colliers International Establishes Accounts Receivable Facility

Diversifies capital structure, reduces interest costs and reported financial leverage

TORONTO, April 15, 2019 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) ("Colliers") announced today that it has established a structured accounts receivable facility (the “AR Facility”) to further diversify its capital structure. The AR Facility has committed availability of US$125 million and includes selected US and Canadian trade accounts receivable, with an initial term of 364 days. Initial proceeds from the AR Facility, expected later this month, will be used to repay outstanding indebtedness under Colliers’ multi-currency revolving credit facility. Colliers is the servicer under the AR Facility and clients will be unaffected. The AR Facility will reduce interest costs and reported financial leverage.

Mizuho Bank acted as agent, managing agent and committed investor for the transaction. Sidley Austin LLP and Torys LLP acted as US and Canadian legal counsel, respectively, for Colliers.

“We believe the AR Facility is a very complementary addition to our existing capital structure, providing us with an attractive low cost, off-balance sheet funding source,” said Christian Mayer, Senior Vice President, Finance & Treasurer.

“While the initial term of the AR Facility is the typical 364 day duration, we expect this to be a component of our capital structure over the long term,” said John B. Friedrichsen, Chief Financial Officer. “The AR Facility together with our recently extended multi-currency revolving credit facility due in 2024 and our 2.23% euro-denominated senior notes due in 2028, provide us highly cost-effective capital to continue funding our operations and strategic growth objectives around the world and in each of our service lines,” he concluded.

About Colliers International Group Inc.
Colliers International (NASDAQ, TSX: CIGI) is a leading global real estate services and investment management company. With operations in 68 countries, our 14,000 enterprising people work collaboratively to provide expert advice and services to maximize the value of property for real estate occupiers, owners and investors. For more than 20 years, our experienced leadership team, owning more than 40% of our equity, have delivered industry-leading investment returns for shareholders. In 2018, corporate revenues were $2.8 billion ($3.3 billion including affiliates), with more than $26 billion of assets under management.

Learn more about how we accelerate success at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Forward-Looking Statements

Certain information included in this news release is forward-looking, within the meaning of applicable securities laws. Much of this information can be identified by words such as “believe”, “expects”, “expected”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar expressions suggesting future outcomes or events. Colliers believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those anticipated. These risks include, but are not limited to, risks associated with: (i) general economic and business conditions, which will, among other things, impact demand for Colliers’ services and the cost of providing services; (ii) the ability of Colliers to implement its business strategy, including Colliers’ ability to identify and acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) such factors as are identified in the Annual Information Form of Colliers for the year ended December 31, 2018 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this news release are made as of the date hereof and are subject to change. All forward-looking statements in this news release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

COLLIERS CONTACT:

John B. Friedrichsen
Chief Financial Officer | Global
(416) 960-9500